October 24, 2024

Jason Adams
Chief Executive Officer
Next Thing Technologies, Inc
2180 Vista Way Unit B #1096
Oceanside, California 92054

       Re: Next Thing Technologies, Inc
           Post-Qualification Amendment No. 2 to Form 1-A
           Filed on October 15, 2024
           File No. 024-12260
Dear Jason Adams:

       We have reviewed your amendment and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Post-Qualification Statement on Form 1-A filed October 15,
2024
Use of Proceeds, page 21

1.     We note that the amounts of    Offering Expenses (including marketing of
the
       offering)    disclosed here are significantly greater than the amounts
of Offering Costs
       disclosed elsewhere in this filing (e.g., Offering Costs disclosed on page 13). Please explain the difference(s) and revise your disclosure, as necessary.

Trend Information, page 27

2. We note your response to our prior comment 4 and reissue in part. Disclosure in this section indicates that volatility and demand for lithium may have a material impact on your business. Please revise.
SECURITIES BEING OFFERED, page 30

3. We note your response to our prior comment 6 and reissue. Please include all conversion features in the description of your Class B Common Stock. In this regard,
 October 24, 2024
Page 2

       we note your disclosure on page 17 that "Class B Common Stock will automatically convert into Class A Common Stock upon transfer." Ensure your disclosure is consistent with your certificate of incorporation. In this regard, it is unclear where your certificate provides for the automatic conversion feature. Financial Statements, page F-1

4. Please revise to update your financial statements as required by Part F/S of Form 1-A.
Exhibits

5. Refer to paragraph 4. This exhibit does not appear to opine on the resale of shares by selling shareholders. Please file a revised opinion. Ensure it opines that the shares to be resold are currently validly or legally issued, fully paid and non-assessable.
General

6. Please revise Item 4 of Part I of your Form 1-A to ensure consistency with Parts II and
       III. In this regard, we note you disclose under Item 4 that there are 0 shares of your
       Class A Common Stock outstanding. However, we note in your offering circular that there are 327,943 shares of your Class A Common Stock outstanding. We also note that you disclose in Item 4 that you are offering up to 12,500,000 shares for sale, which is inconsistent with the number you disclose in Parts II and III.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Andrew Stephenson